03015015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46466

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICBA Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Blvd
(No. and Street)

Memphis	**Tennessee**	**38120**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold DeVries **(302)-352-6546**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bill Reid**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ICBA Financial Services Corporation**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Kenneth P. Ketcham
MY COMM EXP
NOTARY PUBLIC AT LARGE
6-13-2004
SHELBY CO., TN

Notary Public

Signature

President/CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Financial Services Corporation (a wholly owned subsidiary of ICBA Community Banking Network, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 8, the accompanying financial statements are those of ICBA Financial Services Corporation (parent company) only and are not those of the primary reporting entity. The consolidated financial statements of ICBA Financial Services Corporation and Subsidiary have been issued to its Board of Directors as the financial statements of the primary reporting entity.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 22, 2003

ICBA FINANCIAL SERVICES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS		**2002**		2001
Cash	$	**395,964**	$	575,435
Receivables:				
Clearing broker-dealer (Note 7)		**258,481**		272,515
Income tax receivable		**22,446**		12,276
Other		**2,291**		18,211
Prepaid and other assets		**59,902**		41,249
Investment in subsidiary		**27,722**		781
Furniture and equipment, at cost, net of accumulated depreciation of $68,930 in 2002; $69,947 in 2001		**37,330**		54,361
	$	**804,136**	$	974,828

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities				
Accounts payable	**$**	**228,280**	$	324,132
Accrued expenses		**11,725**		9,732
Due to related parties (Note 2)		**104,428**		131,439
Deferred revenue		**18,000**		20,250
		362,433		485,553
Subordinated Debt (Note 5)		**150,000**		150,000
Commitments (Note 4)				
Stockholder's Equity (Note 6)				
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		**100**		100
Additional paid-in capital		**849,900**		849,900
Accumulated deficit		**(558,297)**		(510,725)
		291,703		339,275
	$	**804,136**	$	974,828

See Notes to Financial Statements.

ICBA FINANCIAL SERVICES CORPORATION

STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Mutual funds and variable annuities	$ 671,663	$ 616,212
Discount brokerage	96,312	66,915
Enrollment and maintenance fees	111,300	115,690
Interest income	6,368	8,041
Other income	5,292	7,782
Total revenues	890,935	814,640
Expenses:		
Legal and professional fees	19,968	14,749
Director expenses	39,946	37,063
Administrative (Note 2)	721,744	707,330
Other expenses	198,790	190,887
Total expenses	980,448	950,029
Loss before income taxes	(89,514)	(135,389)
Federal and state income tax benefit	(32,000)	(38,332)
Loss before equity in earnings (loss) of subsidiary	(57,513)	(97,057)
Equity in earnings (loss) in subsidiary	9,941	(219)
Net loss	$ (47,572)	$ (97,276)

See Notes to Financial Statements.

ICBA FINANCIAL SERVICES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock				Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
	Shares		Amount						
Balance, December 31, 2000	100	$	100	$	549,900	$	(413,449)	$	136,551
Net loss	-		-		-		(97,276)		(97,276)
Capital contribution	-		-		300,000		-		300,000
Balance, December 31, 2001	100		100		849,900		(510,725)		339,275
Net loss	-		-		-		(47,572)		(47,572)
Balance, December 31, 2002	**100**	**$**	**100**	**$**	**849,900**	**$**	**(558,297)**	**$**	**291,703**

See Notes to Financial Statements.

ICBA FINANCIAL SERVICES CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2002 and 2001

Balance, December 31, 2000	$	150,000
Borrowings (Note 6)		-
Balance, December 31, 2001		150,000
Borrowings (Note 6)		-
Balance, December 31, 2002	**$**	**150,000**

See Notes to Financial Statements.

ICBA FINANCIAL SERVICES CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Net loss	$ (47,572)	$ (97,276)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization	-	16,610
Depreciation	25,870	23,664
Equity in (earnings) losses of subsidiary	(9,941)	219
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables	19,784	(10,319)
Prepaid and other assets	(18,653)	3,353
Increase (decrease) in:		
Accounts payable	(95,852)	58,670
Accrued expenses	1,993	(11,082)
Due to related parties	(27,011)	55,595
Deferred revenue	(2,250)	(8,250)
Net cash provided by (used in) operating activities	(153,632)	31,184
Cash Flows From Investing Activities		
Purchase of held-to-maturity securities	(398,449)	-
Maturities of held-to-maturity securities	398,449	-
Investment in subsidiary	(17,000)	(1,000)
Purchase of furniture and equipment	(8,839)	(47,509)
Net cash used in investing activities	(25,839)	(48,509)
Cash Flows From Financing Activities		
Contribution of capital	-	300,000
Net cash provided by financing activities	-	300,000
Net increase (decrease) in cash	(179,471)	282,675
Cash		
Beginning	575,435	292,760
Ending	$ 395,964	$ 575,435
Supplemental Disclosures of Cash Flow Information		
Cash benefits received for income taxes	$ 20,216	$ 22,000
Cash payments for interest	12,375	12,375

See Notes to Financial Statements.

ICBA FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Community Banking Network, Inc. (CBN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of mutual funds, variable annuities and discount brokerage services, as a nonclearing broker-dealer, to customers throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investors Protection Corporation (SIPC). The Company also offers fixed annuity products through its wholly owned subsidiary, ICBFS Insurance Services, Inc.

The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Summary of significant accounting policies:

Securities transactions: The Company records revenue from securities transactions on a trade-date basis.

Furniture and equipment: Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to seven years.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income tax expense (benefit)." In addition, the Company files its state income tax return on a separate basis. Federal and state income tax expense is greater than expected due to state minimum taxes not based on income and disallowance for tax purposes of certain expenses.

Investment in subsidiary: Investment in subsidiary is carried at cost less equity in income (loss) of subsidiary.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related-Party Transactions

In connection with an administrative services agreement with CBN, the Company was charged $47,623 and $46,200 for the years ended December 31, 2002 and 2001, respectively, to cover certain administrative expenses paid for by CBN. In addition, ICBA, CBN and other subsidiaries of CBN periodically pay direct expenses, which are charged back to the Company. At December 31, 2002 and 2001, $104,428 and $131,439, respectively, was payable to CBN and ICBA.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The amounts charged to expense were $25,555 and $23,960 for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, $606 and $1,368, respectively, was payable to ICBA.

Note 3. 401(k) Plan

In 1994, the Company began participating in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employees' contributions up to 6 percent of their compensation. The employer contributions for the years ended December 31, 2002 and 2001, amounted to $18,081 and $18,175, respectively.

Note 4. Operating Leases

The Company entered into an office lease beginning on January 1, 2001. This new lease expires on December 31, 2005. The following is the future minimum rental commitment under the lease:

2003	$	45,392
2004		45,392
2005		45,392
	$	136,176

Total rent expense for the years ended December 31, 2002 and 2001, amounted to $47,323 and $46,436, respectively.

Note 5. Liability Subordinated to Claims of General Creditors

The Company has a borrowing under a subordination agreement with its parent company in the amount of $150,000, accruing interest at 8.25 percent annually, and due May 31, 2003. The borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and, thus, is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 7). Interest expense under this agreement was approximately $12,000 in 2002 and 2001.

Note 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		2.53 to 1
Net capital	$	143,214
Excess net capital		118,214

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

Amounts due from the clearing broker-dealer are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealer. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Concentration by institution: The Company has a substantial concentration of funds totaling $395,964 at December 31, 2002, on deposit at one bank.

Note 8. Investment in Unconsolidated Subsidiary

The Company recognizes income from its subsidiary using the equity method of accounting.

A summary of the assets, liabilities and stockholder's equity of the subsidiary at December 31, 2002 and 2001, and revenues and net income (loss) for the years then ended follows:

	2002	2001
Assets:		
Cash	$ 51,201	$ 781
Accounts receivable	184,879	-
Prepaid and other assets	3,462	-
	$ 239,542	$ 781
Liabilities and stockholder's equity:		
Accounts payable	$ 207,746	$ -
Income tax payable	4,074	-
Stockholder's equity	27,722	781
	$ 239,542	$ 781
Revenues	$ 30,731	$ -
Net income (loss)	9,941	(219)

McGladrey & Pullen
Certified Public Accountants

**INDEPENDENT AUDITOR'S REPORT
ON THE SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5**

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the financial statements of ICBA Financial Services Corporation, a wholly owned subsidiary of ICBA Community Banking Network, Inc., as of December 31, 2002, and have issued our report thereon dated January 22, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 22, 2003

SCHEDULE 1

ICBA FINANCIAL SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
Year Ended December 31, 2002

Net capital:		
Total stockholder's equity	$	291,703
Subordinated debt		150,000
Deductions:		
Accounts receivable		151,088
Income tax receivable		22,446
Prepaid expenses and other assets		59,903
Investment in subsidiary		27,722
Furniture and equipment		37,330
		298,489
Net capital	$	143,214
Aggregate indebtedness:		
Total liabilities	$	362,433
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)	$	25,000
Excess net capital		118,214
Ratio of aggregate indebtedness to net capital		2.53 to 1

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amount presented in the computation of net capital set forth above and the amounts as reported in the amended Company's unaudited Part IIA focus report as of December 31, 2002.

SCHEDULE 2

ICBA FINANCIAL SERVICES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

SCHEDULE 3

INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of ICBA Financial Services Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 22, 2003